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                                                    Filed by Active Voice, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934
                                            Subject Company: Active Voice, Inc.
                                                   Commission File No.: 0-22804


                                                         Contact: Jose S. David
                                                          206-441-4700 ext.1105
                                                         jdavid@activevoice.com

Active Voice Corporation Announces Financial Results for its
Second Fiscal Quarter Ended September 30, 2000


     (Seattle, Washington, USA--November 10, 2000)--Active Voice Corporation (NASDAQ: ACVC), a global provider of unified messaging and computer telephony software solutions, today announced financial results for its second fiscal quarter ended September 30, 2000. Additionally, the Company recently signed an agreement with Motorola, Inc. to deploy Unity-TM- Enterprise, its Windows NT-Registered Trademark--based, true unified messaging communications server, to Motorola's offices worldwide.

     FINANCIAL RESULTS

     Revenues for the quarter were $13.9 million, as compared to $11.3 million for the quarter ended June 30, 2000, representing an increase of 23%. The net loss for the most recent quarter was $2.4 million, or $0.22 per share, as compared to a net loss of $4.3 million or $0.38 per share, for the quarter ended June 30, 2000.

     For the six months ended September 30, 2000 revenues were $25.2 million, compared to

     $39.0 million for the comparable prior year period, representing a decrease of 35%. The net loss for the year was $6.7 million or $0.60 per share, as compared to earnings of $10 million or $1.08 per share for the six months ending September 30, 1999.

     "The increase in revenue from the immediately preceding quarter was due to a patent licensing agreement," said Frank J. Costa, Active Voice president and chief executive officer.

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"Additionally, we experienced increased demand for Unity messaging systems, offset by the decreased demand for the circuit switched telephone equipment that our messaging solutions then support caused by the introduction of Internet Protocol (IP) -PBXs. We continue to have success with Unity both in sales and industry recognition as the finest unified communications product on the market. We saw a six-fold increase in Unity revenue when sold with an IP-PBX. It is natural for these early IP adopters to purchase our leading edge unified messaging product. Unity integrates seamlessly with both an IP-PBX and a circuit switch PBX, so we are ideally positioned when buyers choose which technology they will acquire. As previously mentioned, the decrease from the prior year's similar period was due to our technology upgrade program in place last year. Margins continue to increase due to licensing agreements and a higher sales mix of Unity and embedded software-only products, and we continue to be prudent with expenses."

     AGREEMENT WITH MOTOROLA

     Demonstrating its strategic focus on delivering unified messaging solutions for enterprise-scale businesses, Active Voice announced the recent signing of a Master Services Agreement with Motorola. Under terms of the agreement, Motorola outlined its intent to purchase Active Voice's Unity Enterprise as its internal, customer premise communications equipment for its offices worldwide.

     "We're excited about this opportunity and everything it represents to our industry, business, and customers," Costa added. "Active Voice has been working hard to deliver unified messaging solutions of the highest-quality and user value. This agreement demonstrates that our strategy of shifting product development towards enterprise-sized customers is beginning to pay off. We continue to make solid progress with Unity, and will continue to pursue enterprise-level deployments of this magnitude."

     ACQUISITION

     In a separate press release, Cisco Systems, Inc., today announced it has entered into a definitive agreement to acquire Active Voice. The acquisition supports Cisco's vision to

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deliver unified communications and a single, end-to-end IP network combining data, voice, and video for the corporate enterprise Under the terms of the agreement, Cisco will pay approximately $266 million in stock for Active
Voice's Unity operation comprised of IP-based unified messaging solutions. Cisco will also pay approximately $30 million in stock for Active Voice's circuit switched PBX voicemail solutions, which will be sold after the acquisition closes, to a newly formed entity comprised of former Active Voice employees for $30 million. The purchase price will be shared by all Active Voice securityholders. As of November 9, 2000, there were approximately 14.8 million shares of Active Voice outstanding on a fully diluted basis.

     The earnings conference call that typically follows the Company's earnings release has been postponed.

About Active Voice

     Founded in 1983, the Seattle-based Active Voice has offices in Australia, Canada, China, France, Germany, Italy, Sweden, The Netherlands, and the United Kingdom. With more than 100,000 systems installed in virtually every kind of business in over 60 countries, Active Voice develops technology that helps businesses communicate better. Active Voice solutions are sold through a global network of independent telecommunications dealers, telephone equipment manufacturers, and computer resellers. More information about Active Voice and its products is available at the company's Web site, www.activevoice.com.

     For more information, please contact the following:

FINANCIAL INVESTOR RELATIONS: Jose S. David, (206) 441-4700, ext. 1105, jdavid@activevoice.com
INVESTOR RELATIONS COORDINATOR: Amy Thomas, (206) 441-4700, ext. 1197, ir@activevoice.com
PUBLIC RELATIONS: Monica Drake, (206) 441-4700, ext. 1154, pr@activevoice.com WEB SITE: www.activevoice.com

Brand and product names in this document are trademarks of their respective owners.

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SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS AND IS SUBJECT TO ITS SAFE HARBORS. THE FORWARD LOOKING STATEMENTS REFLECT MANAGEMENT'S FORECAST OF CERTAIN ASPECTS OF THE COMPANY'S FUTURE. THEY ARE BASED ON CURRENT INFORMATION THAT WE HAVE ASSESSED, BUT WHICH BY ITS NATURE IS DYNAMIC AND SUBJECT TO RAPID AND EVEN ABRUPT CHANGES. FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO STATEMENTS REGARDING:
(a) THE ESTIMATED COMPLETION OF THE PROPOSED TRANSACTION AND (b) THE TRANSITION.

THE FOLLOWING ARE AMONG THE RISK FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS: THE FOLLOWING [WHILE NOT INCLUSIVE,] ARE AMONG THE RISK FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS: [COMPETITIVE PRESSURES FROM NEW ENTRANTS TO THE CTI MARKET, INCLUDING LARGE SOFTWARE COMPANIES AND TELEPHONE SWITCH MANUFACTURERS WITH GREATER RESOURCES, THE INTRODUCTION OF NEW PRODUCTS BY OUR COMPETITORS, INCREASING PRICE COMPETITION IN THE MARKETPLACE; UNANTICIPATED DELAYS IN RELEASING NEW PRODUCTS, UNANTICIPATED DELAYS IN NEW PRODUCT DEVELOPMENT, INCREASES IN RESEARCH AND DEVELOPMENT SPENDING, AND THE INCREASE IN OUR INTERNATIONAL SALES MAY REQUIRE NOTABLE INCREASES IN DEVELOPMENT SPENDING ASSOCIATED WITH LOCALIZATION OF PRODUCTS FOR FOREIGN MARKETS.] OTHER POTENTIAL RISKS AND UNCERTAINTIES AND OTHER FACTORS ARE DISCUSSED IN MORE DEPTH IN ACTIVE VOICE'S FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), COPIES OF WHICH MAY BE ACCESSED THROUGH THE SEC'S WEB SITE AT http://www.sec.gov.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

INVESTORS AND SECURITY HOLDERS OF ACTIVE VOICE ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. ACTIVE VOICE INTENDS TO MAIL A PROXY STATEMENT/PROSPECTUS ABOUT THE TRANSACTION TO ITS SHAREHOLDERS CONTAINING INFORMATION ABOUT THE MERGER. ACTIVE VOICE WILL BE FILING A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED MERGER WITH THE SEC. INVESTORS SHOULD READ THE PROXY STATEMENT / PROSPECTUS BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS. INVESTORS WILL BE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE, www.sec.gov OR AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON D.C. 20549 OR AT THE SEC'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK, AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON PUBLIC REFERENCE ROOMS. IN ADDITION, DOCUMENTS FILED WITH THE SEC BY ACTIVE VOICE MAY ALSO BE OBTAINED FREE OF CHARGE BY CONTACTING ACTIVE VOICE AND DIRECTING SUCH REQUESTS TO THE INVESTOR RELATIONS DIRECTOR AT THE ADDRESS LISTED ABOVE.

ACTIVE VOICE AND ITS DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER EMPLOYEES MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM ACTIVE VOICE'S SHAREHOLDERS WITH RESPECT TO THE TRANSACTION CONTEMPLATED BY THE DEFINITIVE AGREEMENT. INFORMATION REGARDING THE IDENTITY OF THESE PERSONS, AND THEIR INTERESTS IN THE SOLICITATION, IS SET FORTH IN ACTIVE VOICE'S PROXY STATEMENT

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FOR ITS 2000 ANNUAL MEETING OF SHAREHOLDERS AND IS AVAILABLE FREE OF CHARGE
AT THE SEC WEB SITE AND PUBLIC REFERENCE ROOMS AND FROM THE CONTACT NAMED ABOVE. IN ADDITION, CISCO AND CERTAIN EMPLOYEES OF CISCO, INCLUDING VICE-PRESIDENTS AMMAR HANAFI, ART RANGEL AND EUGENE LEE, MAY BE DEEMED TO HAVE PARTICIPATED IN THE SOLICITATION OF PROXIES FROM ACTIVE VOICE'S SHAREHOLDERS IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT. INFORMATION CONCERNING CISCO'S DIRECTORS AND EXECUTIVE OFFICERS IS SET FORTH IN CISCO'S PROXY STATEMENT FOR ITS 2000 ANNUAL MEETING OF SHAREHOLDERS.

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                            ACTIVE VOICE CORPORATION
                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                 Three Months Ended                 Six Months Ended
                                                   September 30,                     September 30,
                                            -----------------------------    -------------------------------
                                                2000           1999              2000             1999
                                            -------------- --------------    --------------   --------------
Net sales                                       $13,887        $20,669           $25,244          $39,005
Cost of goods sold                                4,632          8,492             9,213           16,632
                                            -------------- --------------    --------------   --------------
Gross profit                                      9,255         12,177            16,031           22,373

Operating expenses:
  Research and development                        4,209          3,833             8,245            7,977
  Sales and marketing                             5,064          5,712            10,198           10,905
  General and administrative                      2,729          2,356             4,905            4,372
                                            -------------- --------------    --------------   --------------
    Total operating expenses                     12,002         11,901            23,348           23,254
                                            -------------- --------------    --------------   --------------
Operating income (loss)                                            276                               (881)
Interest expense                                      -           (191)               (4)            (259)
Interest income                                     316            278               618              337
Impairment of strategic investment                                                                 (1,169)
Gain on sale of technology assets                                                                  16,504
                                            -------------- --------------    --------------   --------------
                                                                    87               614           15,413
                                            -------------- --------------    --------------   --------------
Income (loss) before income taxes and
  minority interest                                                363             (6,703)         14,532
Income tax benefit (provision)                        -           (101)                 -          (4,264)
Minority interest in loss
  of consolidated subsidiary                          8           (43)                               (131)
                                            -------------- --------------    --------------   --------------

Net income (loss)                              $ (2,423)         $ 219           $               $ 10,137
                                            ============== ==============    ==============   ==============

Earnings (loss) per share:
   Basic                                        $(0.22)          $0.02           $(0.60)            $1.08
                                            ============== ==============    ==============   ==============
   Diluted                                      $(0.22)          $0.02           $(0.60)            $1.04
                                            ============== ==============    ==============   ==============

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                            ACTIVE VOICE CORPORATION
                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                          (IN THOUSANDS, EXCEPT SHARES)



                                                                     September 30,           March 31,
                                                                         2000                  2000
                                                                   ------------------    -----------------
ASSETS
Current assets:
  Cash and cash equivalents                                               $15,717              $15,557
  Marketable securities                                                     3,872                3,907
  Accounts receivable, less allowances                                      7,928                8,064
  Inventories                                                               7,099                8,546
  Income taxes receivable                                                       -                3,356
  Prepaid expenses and other assets                                         1,954                1,682
                                                                   ------------------    -----------------
      Total current assets                                                 36,570               41,112

Marketable securities                                                       2,298                3,745
Furniture and equipment, net                                                5,426                5,793
Other assets                                                                2,219                2,399
                                                                   ------------------    -----------------

      Total assets                                                        $46,513              $53,049
                                                                   ==================    =================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                          $ 903               $1,681
  Accrued compensation and benefits                                         2,259                2,553
  Other accrued expenses                                                    1,999                1,831
                                                                   ------------------    -----------------
      Total current liabilities                                             5,161                6,065

Commitments

Minority interest                                                              67                   72

Stockholders' equity:
  Preferred stock, no par value:
    Authorized shares - 2,000,000 - none outstanding
  Common stock, no par value:
    Authorized shares - 60,000,000
    Issued and outstanding shares, 11,307,516
      (11,163,792 at March 31, 2000)                                       27,686               26,798
  Retained earnings                                                        13,312               20,013
  Accumulated other comprehensive income                                      287                  101
                                                                   ------------------    -----------------
Total stockholders' equity                                                 41,285               46,912

      Total liabilities and stockholders' equity                          $46,513              $53,049
                                                                   ==================    =================
